Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

THIRD QUARTERLY REPORT FOR 2011

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue the Third Quarterly Report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	All Directors of the Company attended the meeting of the Board.

1.3	The third quarterly financial report of the Company has not been audited.

1.4	Mr. Xu Xiaoming, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in this quarterly report are warranted.

2.	BASIC INFORMATION OF THE COMPANY

2.1	Principal accounting data and financial indicators

Unit: ¥     Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/ decrease compared with the end of last year (%)
Total assets	31,845,295,131	30,604,499,884	4.05
Shareholders’ equity (excluding minority interests)	25,022,093,148	24,168,017,177	3.53
Net assets per share attributable to shareholders of listed company (¥/share)	3.53	3.41	3.53

	From the beginning of the year to the end of the reporting period (January to September)	Increase/decrease compared with the same period of last year (%)
Net cash flow from operating activities	3,185,051,809	23.63
Net cash flow from operating activities per share (¥/share)	0.45	23.63

	Reporting period (July to September)	From the beginning of the year to the end of the reporting period (January to September)	Increase/decrease compared with the same period of last year (%) (July to September)
Net profits attributable to shareholders of listed company	576,342,801	1,491,594,301	4.85
Basic earnings per share (¥/share)	0.081	0.21	4.85
Basic earnings per share after extraordinary gain or loss (¥/share)	0.085	0.22	4.94
Diluted earnings per share (¥/share)	0.081	0.21	4.85
Weighted average return on net assets (%)	2.33	6.04	—
Weighted average return on net assets after extraordinary gain or loss (%)	2.42	6.25	—

Extraordinary gain or loss items	From the beginning of the year to the end of the reporting period (January to September)
Net loss on disposal of fixed assets	(68,856,150)
Other non-operating income and expenses, net	(983,462)
Income from government grants	2,526,968
Effect of income tax	15,225,229
Effect of minority interest (after tax)	(8,632)
Total	(52,096,047)

2.2	Total number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period (Number)	391,258 (390,708 holders of A shares and 550 holders of H shares).

Top ten circulating shareholders holding shares without selling restrictions

Name of shareholders (Full name)	Number of circulating shares held without selling restrictions at the end of the reporting period	Class of shares
Guangzhou Railway (Group) Company	2,629,451,300	A shares
HKSCC NOMINEES LIMITED (Note)	1,379,486,831	H shares
China Construction Bank — Huaan Hongli Stock Securities Investment Fund	94,699,991	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
Industrial and Commercial Bank of China — Huaan Middle-Small Growth Stock Securities Investment Fund	48,002,445	A shares
Bank of Communications — Haifutong Selected Securities Investment Fund	40,000,000	A shares
China Life Insurance Company Limited — Traditional — General Insurance Products — 008C — CT001 Shanghai	34,337,335	A shares
Bank of Communications — Anshun Securities Investment Fund	33,399,955	A shares
China Construction Bank — Haifutong Style Advantages Stock Securities Investment Fund	26,001,126	A shares
China Construction Bank — Huaxia Dividend Mixed Open Securities Investment Fund	22,100,000	A shares

Note:	1,379,486,831 H shares of the Company, which accounts for 96.38% of the total number of H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒  Applicable     ☐  Not applicable

Balance sheet item	Item	30 September 2011	31 December 2010	% change	Reason analysis
(1)	Bank balances and cash	5,250,939,930	3,267,558,240	60.70	Increase in cash from operating activities.
(2)	Trade receivables	384,784,144	592,819,076	(35.09)	Recovery of receivables for the prior period.
(3)	Prepayments	110,736,037	8,984,363	1,132.54	Increase in prepayments for rail procurement.
(4)	Interests receivable	42,008,686	12,383,725	239.22	Increase in interests on fixed deposits.
(5)	Construction-in-progress	1,075,563,304	752,862,417	42.86	Increase in balance of construction-in-progress projects.
(6)	Long-term fees to be amortized	2,946,091	5,963,624	(50.60)	Amortization of long-term fees to be amortized.
(7)	Receipts in advance	104,601,762	68,085,385	53.63	Increase in receipts of passenger transport fare in advance and prepayments by owners.
(8)	Interests payable	132,627,226	6,889,726	1,825.00	Recognition of bond interests payable.
(9)	Dividends payable	31,340	53,828	(41.78)	Dividends paid to Hong Kong investors.

Statement of profit item	Item	January to September 2011	January to September 2010	% change	Reason analysis
(1)	Finance costs, net	(72,748,204)	(107,694,103)	(32.45)	Increase in interest income on bank deposits.
(2)	Assets impairment loss	(110,000)	1,904,309	N/A	Recovery of receivables of bad debts provided in the prior years in the same period of last year.
(3)	Non-operating expenses	(73,233,483)	(25,217,786)	190.40	Increase in loss on disposal of fixed assets.
(4)	Income tax expenses	(472,665,726)	(357,414,420)	32.25	Increase in gross profit and increase in applicable income tax rate.
(5)	Profit or loss of minority interests	(1,117,266)	(623,235)	79.27	Increase in loss of subsidiaries.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable     ☒  Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller

☒  Applicable     ☐  Not applicable

(1)	The largest shareholder of the Company, Guangzhou Railway (Group) Company, has undertaken that: A. within coverage of railway lines operated by the Company, Guangzhou Railway (Group) Company and any of its members will not engage directly or indirectly in any way in any railway transportation and other related businesses that compete with the Company; B. in the course of business relationship with the Company, Guangzhou Railway (Group) Company will minimise undergoing connected transaction with the Company, and in case of unavoidable connected transactions, Guangzhou Railway (Group) Company will conduct the transactions in the principles of openness, impartiality and fairness without abusing its position as a substantial shareholder to impair the interests of the Company.

(2)	The shareholder holding shares with selling restrictions of the Company, Account No. 2 of the National Council for Social Security Fund, has undertaken that: in respect of the obligations of Guangzhou Railway (Group) Company on the transfer of 274,798,700 shares of the Company, the National Council for Social Security Fund will extend the lock-up period by three years (that is, holding the shares till 24 December 2012) under the relevant requirements subsequent to and on the basis of the legal and voluntary lock-up period of Guangzhou Railway (Group) Company.

During the reporting period, the above undertakings were regularly performed without the existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period last year

☐  Applicable     ☒  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

☒  Applicable     ☐  Not Applicable

On 2 June 2011, the Company held the annual general meeting for 2010, at which the profit distribution plan was considered and passed, i.e. payment of cash dividend of RMB0.90 (including tax) for every 10 shares to all shareholders based on the total share capital of 7,083,537,000 shares at the end of 2010, totalling RMB637,518,330. Such final dividend was paid to shareholders on 30 June 2011.

3.6	Status of implementation of basic internal control requirements by the Company

Since 2006, the Company has started the establishment and assessment work in respect of the effectiveness of the internal control for financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of the United States. During the past few years, through the strenuous effort and dedication of the management, audit committee and all staff of the Company, the internal control system of the Company has been established basically, the self-assessment methods of internal control effectiveness has become matured and internal control self-assessment is performed annually based on work plan.

In April 2011, the Company devised the “2011 Proposal for Implementation of Internal Control Requirements” based on the “Complementary Guidelines for Enterprise Internal Control” jointly promulgated by the Ministry of Finance, the CSRC, the Audit Office, the CBRC, the CIRC of the PRC in accordance with the relevant requirements of the CSRC, CSRC Shenzhen Office and the Shanghai Stock Exchange. As at the end of the reporting period, internal control of the Company was progressing smoothly in accordance with the proposal. Firstly, the internal control self-assessment team was established. Secondly, the scope of 2011 internal control assessment was determined. Thirdly, on site internal control test was performed. Meanwhile, the external auditors engaged by the Company has commenced the audit of the Company’s internal control.

Guangshen Railway Company Limited

Legal representative: Xu Xiaoming

25 October 2011

4.	APPENDIX

4.1 Combined and Company Balance Sheet

30 September 2011

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB

	Combined		Company
Assets	30 September 2011 (Unaudited)	31 December 2010 (Audited)	30 September 2011 (Unaudited)	31 December 2010 (Audited)
Current assets:
Bank balances and cash	5,250,939,930	3,267,558,240	5,228,293,331	3,239,679,679
Trade receivables	384,784,144	592,819,076	376,273,228	588,280,725
Prepayments	110,736,037	8,984,363	109,973,847	8,979,047
Interests receivable	42,008,686	12,383,725	41,972,089	12,371,851
Dividends receivable	246,232	246,232	246,232	14,163,316
Other receivables	68,685,322	56,947,687	99,410,039	81,887,598
Inventories	305,440,184	255,079,240	299,592,482	249,097,778
Total current assets	6,162,840,535	4,194,018,563	6,155,761,248	4,194,459,994
Non-current assets:
Long-term receivables	31,960,427	35,121,629	31,960,427	35,121,629
Long-term equity investment	176,349,850	174,487,113	254,905,964	253,043,228
Fixed assets	23,432,090,944	24,459,723,095	23,350,546,098	24,375,774,412
Construction-in-progress	1,075,563,304	752,862,417	1,075,563,304	752,844,417
Project prepayments	24,011,070	21,649,980	23,733,120	21,649,980
Intangible assets	555,130,693	566,798,091	523,028,469	533,955,879
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term fees to be amortized	2,946,091	5,963,624	2,932,066	5,844,780
Deferred income tax assets	103,147,611	112,620,766	102,201,242	111,390,717
Total non-current assets	25,682,454,596	26,410,481,321	25,646,125,296	26,370,879,648
Total assets	31,845,295,131	30,604,499,884	31,801,886,544	30,565,339,642

4.1 Combined and Company Balance Sheet (continued)

30 September 2011

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB

	Combined		Company
Liabilities and Shareholders’ equity	30 September 2011 (Unaudited)	31 December 2010 (Audited)	30 September 2011 (Unaudited)	31 December 2010 (Audited)
Current liabilities:
Trade payables	1,809,659,822	1,652,449,844	1,799,352,024	1,644,263,814
Receipts in advance	104,601,762	68,085,385	103,942,878	67,416,680
Staff remuneration payable	319,618,576	355,310,437	312,606,471	345,765,302
Tax payable	426,893,410	343,537,582	422,865,461	338,314,374
Interests payable	132,627,226	6,889,726	132,627,226	6,889,726
Dividends payable	31,340	53,828	31,340	39,833
Other payables	403,372,814	388,510,620	460,537,180	441,214,191
Total current liabilities	3,196,804,950	2,814,837,422	3,231,962,580	2,843,903,920
Non-current liabilities:
Bonds payable	3,476,924,644	3,471,993,662	3,476,924,644	3,471,993,662
Other non-current liabilities	96,031,128	95,093,096	96,031,128	95,093,096
Total non-current liabilities	3,572,955,772	3,567,086,758	3,572,955,772	3,567,086,758
Total liabilities	6,769,760,722	6,381,924,180	6,804,918,352	6,410,990,678
Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,580,548	11,564,580,548	11,564,461,609	11,564,461,609
Surplus reserves	2,087,957,053	2,087,957,053	2,087,957,053	2,087,957,053
Retained earnings	4,286,018,547	3,431,942,576	4,261,012,530	3,418,393,302
Total equity attributable to shareholders of the parent	25,022,093,148	24,168,017,177	24,996,968,192	24,154,348,964
Minority interests	53,441,261	54,558,527	—	—
Total shareholders’ equity	25,075,534,409	24,222,575,704	24,996,968,192	24,154,348,964
Total liabilities and shareholders’ equity	31,845,295,131	30,604,499,884	31,801,886,544	30,565,339,642

Chairman: Xu Xiaoming General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2 Combined and Company Statement of Profit

From January to September 2011

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥ Currency: RMB

			Combined		Company
Item			January to September 2011	January to September 2010	January to September 2011	January to September 2010
I.	Revenues from operation		10,867,070,284	9,878,222,944	10,605,848,565	9,713,490,661
	Less:	Operating costs	(7,812,000,956)	(7,259,676,158)	(7,629,440,444)	(7,158,517,988)
		Business tax and surcharges	(297,077,823)	(237,553,936)	(285,329,677)	(231,329,045)
		Management expenses	(660,743,633)	(662,305,044)	(607,275,076)	(621,937,094)
		Finance costs — net	(72,748,204)	(107,694,103)	(73,111,635)	(108,061,191)
		Assets impairment loss	(110,000)	1,904,309	(110,000)	1,904,231
	Add:	Gains from investments	6,065,737	5,358,962	6,065,737	5,767,152
	Include:	Gains from investments in associates	1,862,737	1,506,212	1,862,737	1,506,212
II.	Profit from operation		2,030,455,405	1,618,256,974	2,016,647,470	1,601,316,726
	Add:	Non-operating income	5,920,839	5,064,948	5,884,566	4,771,325
	Less:	Non-operating expenses	(73,233,483)	(25,217,786)	(73,227,050)	(25,207,725)
	Include:	Loss on disposal of non-current assets	(69,341,137)	(20,733,828)	(69,340,334)	(20,727,511)
III.	Gross profit		1,963,142,761	1,598,104,136	1,949,304,986	1,580,880,326
	Less:	Income tax expenses	(472,665,726)	(357,414,420)	(469,167,428)	(352,802,883)
IV.	Net profit		1,490,477,035	1,240,689,716	1,480,137,558	1,228,077,443
	Net profit attributable to shareholders of the parent		1,491,594,301	1,241,312,951	—	—
	Profit or loss of minority shareholders		(1,117,266)	(623,235)	—	—
V.	Earnings per share
	(1) Basic earnings per share		0.21	0.175	N/A	N/A
	(2) Diluted earnings per share		0.21	0.175	N/A	N/A
VI.	Other comprehensive income		—	—	—	—
VII.	Total comprehensive income		1,490,477,035	1,240,689,716	1,480,137,558	1,228,077,443
	Total comprehensive income attributable to shareholders of the parent		1,491,594,301	1,241,312,951	—	—
	Total comprehensive income attributable to minority shareholders		(1,117,266)	(623,235)	—	—

Chairman: Xu Xiaoming General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2 Combined and Company Statement of Profit (continued)

From July to September 2011

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥ Currency: RMB

			Combined		Company
Item			July to September 2011	July to September 2010	July to September 2011	July to September 2010
I.	Revenues from operation		3,932,948,894	3,568,678,707	3,839,719,617	3,503,332,157
	Less:	Operating costs	(2,781,528,397)	(2,488,276,904)	(2,715,830,808)	(2,450,010,582)
		Business tax and surcharges	(107,869,365)	(87,519,418)	(103,588,017)	(84,983,473)
		Management expenses	(237,428,389)	(230,732,869)	(219,784,235)	(216,671,510)
		Finance costs — net	(17,008,954)	(36,386,695)	(17,111,433)	(36,493,359)
		Assets impairment loss	—	78	—	—
	Add:	Gains from investments	648,672	4,147,469	648,672	4,147,469
	Include:	Gains from investments in associates	648,672	294,719	648,672	294,719
II.	Profit from operation		789,762,461	729,910,368	784,053,796	719,320,702
	Add:	Non-operating income	1,078,067	1,567,476	1,070,463	1,526,645
	Less:	Non-operating expenses	(31,327,961)	(22,487,473)	(31,324,149)	(22,482,203)
	Include:	Loss on disposal of non-current assets	(29,617,904)	(20,465,691)	(29,617,101)	(20,461,897)
III.	Gross profit		759,512,567	708,990,371	753,800,110	698,365,144
	Less:	Income tax expenses	(183,518,930)	(159,052,538)	(182,453,675)	(157,561,443)
IV.	Net profit		575,993,637	549,937,833	571,346,435	540,803,701
	Net profit attributable to shareholders of the parent		576,342,801	549,701,049	—	—
	Profit or loss of minority shareholders		(349,164)	236,784	—	—
V.	Earnings per share
	(1) Basic earnings per share		0.081	0.078	N/A	N/A
	(2) Diluted earnings per share		0.081	0.078	N/A	N/A
VI.	Other comprehensive income		—	—	—	—
VII.	Total comprehensive income		575,993,637	549,937,833	571,346,435	540,803,701
	Total comprehensive income attributable to shareholders of the parent		576,342,801	549,701,049	—	—
	Total comprehensive income attributable to minority shareholders		(349,164)	236,784	—	—

Chairman: Xu Xiaoming General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement

From January to September 2011

Prepared by: Guangshen Railway Company Limited	Audit type: Unaudited	Unit: ¥ Currency: RMB

		Combined		Company
Item		January to September 2011	January to September 2010	January to September 2011	January to September 2010
I.	Cash flow from operating activities
	Cash received from sales of goods or rendering of services	9,018,644,520	9,074,395,401	8,761,401,865	8,922,687,142
	Cash received relating to other operating activities	117,630,980	113,498,017	124,979,995	109,564,961
	Sub-total of cash inflow from operating activities	9,136,275,500	9,187,893,418	8,886,381,860	9,032,252,103
	Cash paid for goods purchased and services accepted	(2,817,563,267)	(3,853,583,034)	(2,714,547,005)	(3,794,151,030)
	Cash paid to and on behalf of employees	(2,360,290,383)	(1,990,984,694)	(2,248,435,761)	(1,950,856,391)
	Tax paid	(678,925,364)	(607,855,734)	(661,978,418)	(592,555,377)
	Cash paid relating to other operating activities	(94,444,677)	(159,283,788)	(88,000,355)	(153,864,657)
	Sub-total of cash outflow from operating activities	(5,951,223,691)	(6,611,707,250)	(5,712,961,539)	(6,491,427,455)
	Net cash flow from operating activities	3,185,051,809	2,576,186,168	3,173,420,321	2,540,824,648
II.	Cash flow from investing activities
	Cash received from investment gains	4,203,000	3,852,750	18,120,085	9,645,532
	Net cash received from disposal of fixed assets	1,047,918	357,652	1,047,918	336,703
	Cash received relating to other investment activities	—	1,418,160,412	—	1,412,101,012
	Sub-total of cash inflow from investing activities	5,250,918	1,422,370,814	19,168,003	1,422,083,247
	Cash paid to acquire or construct fixed assets and other long-term assets	(569,221,836)	(518,356,176)	(566,289,466)	(508,618,547)
	Cash paid relating to other investment activities	(2,580,000,000)	(2,837,000,000)	(2,580,000,000)	(2,830,000,000)
	Sub-total of cash outflow from investing activities	(3,149,221,836)	(3,355,356,176)	(3,146,289,466)	(3,338,618,547)
	Net cash flow from investing activities	(3,143,970,918)	(1,932,985,362)	(3,127,121,463)	(1,916,535,300)

			Combined		Company
Item			January to September 2011	January to September 2010	January to September 2011	January to September 2010
III.	Cash flow from financing activities
	Cash paid for distribution of dividends or profits or repayment of interests		(637,540,818)	(534,787,201)	(637,526,823)	(534,591,112)
	Cash paid relating to other financing activities		(158,383)	(7,600,000)	(158,383)	(7,600,000)
	Sub-total of cash outflow from financing activities		(637,699,201)	(542,387,201)	(637,685,206)	(542,191,112)
	Net cash flow from financing activities		(637,699,201)	(542,387,201)	(637,685,206)	(542,191,112)
IV.	Effect of foreign exchange rate changes on cash and cash equivalents		—	—	—	—
V.	Net increase in cash and cash equivalents		(596,618,310)	100,813,605	(591,386,348)	82,098,236
	Add:	Balance of cash and cash equivalents at the beginning of the period	2,659,058,240	1,115,650,944	2,639,679,679	1,102,619,116
VI.	Balance of cash and cash equivalents at the end of the period		2,062,439,930	1,216,464,549	2,048,293,331	1,184,717,352

Chairman: Xu Xiaoming General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.4	Audit Report

☐  Applicable     ☒  Not applicable